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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of January 2001


                              DAIMLERCHRYSLER AG
               (Translation of registrant's name into English)

                  EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                   (Address of principal executive office)



                 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F  X            Form 40-F
                             ---                    ----



                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                No   X
                             ---               ---


                 [If "Yes" is marked, indicate below the file number assigned
        to the registrant in connection with Rule 12g3-2(b):  82-       ]
                                                                 -------



                          -------------------------


      This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
              Corporation (Registration Statement No. 333-11306)


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                              DAIMLERCHRYSLER AG




      FORM 6-K:   TABLE OF CONTENTS



      1. Press release of DaimlerChrysler AG, dated January 29, 2001, on Chrysler Group's next initiative in its turnaround plan



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                                                               Press Information

                                                                January 29, 2001

Contact:
Lori McTavish                       Phone +1-248-512-2666
Megan Giles                         Phone +1-248-512-2670
Trevor Hale                         Phone + 1-248-512-2660


CHRYSLER GROUP ANNOUNCES NEXT INITIATIVE IN TURNAROUND PLAN

o     WORKFORCE REDUCTION OF 26,000 - 20 PERCENT - OVER NEXT THREE YEARS

o LARGE PART OF GOAL EXPECTED TO BE REACHED THROUGH RETIREMENT PROGRAMS; ACHIEVED WITHIN THE FRAMEWORK OF EXISTING UNION CONTRACTS

o     SIX MANUFACTURING PLANTS TO BE IDLED THROUGH 2002

o DIETER ZETSCHE: "TO BE COMPETITIVE, THE CHRYSLER GROUP NEEDS TO BE A MORE NIMBLE COMPANY. ALONG WITH EXCITING PRODUCTS, THIS WILL ESTABLISH A SOUND BASIS FOR FUTURE GROWTH."

o JUERGEN SCHREMPP: "I HAVE FULL CONFIDENCE IN THE MANAGEMENT TEAM UNDER THE LEADERSHIP OF DIETER ZETSCHE. THESE MEASURES WILL SUBSTANTIALLY HELP TO TURN AROUND THE CHRYSLER GROUP."


AUBURN HILLS. -- Chrysler Group is today announcing the next major part of its turnaround plan to regain competitiveness under difficult business circumstances.

Over the course of the next three years, the Chrysler Group will reduce its workforce by approximately 20 percent. The reduction will be approximately the same percentage for both salaried and hourly


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employees. This will affect about 26,000 people - 19,000 hourly and 6,800 salaried (including 1,800 supplemental employees) - through a combination of retirements, special programs, layoffs and attrition.

It is expected that 75 percent of the overall reduction will be achieved in 2001. This is being done within the framework of existing union contracts.

"Today's actions will help remove the uncertainty many of our employees have been feeling," said Chrysler Group President and Chief Executive Officer Dieter Zetsche. "Part of this process may be painful for many people. However, to be truly competitive in today's auto industry environment, we need to be a more nimble company, more closely aligned with current and future market conditions."

Zetsche said: "Only by adapting our overall cost structure, workforce and production levels to the realities of the marketplace, while maintaining our investments in exciting products, can we establish a sound basis to ensure the long-term health of the Chrysler Group for its numerous stakeholders and be in a strong position for future growth."

"We are taking these actions at this time, in order to accelerate improvement in Chrysler Group's financial performance," said Zetsche. The full Chrysler turnaround plan will be presented to the public at the DaimlerChrysler Annual Press Conference on February 26, 2001.

A series of manufacturing actions will be necessary to attain the objectives, including reducing shifts and line speeds, as well as idling selected plants to adjust production capacity at Chrysler manufacturing operations around



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the world. At this point in time, the company plans to reduce excess capacity by idling six manufacturing facilities over the next two years.

The company also will adjust component, stamping and power train volumes commensurate with the reductions in assembly capacities. Overall, the workforce reduction is proportionately greater in Canada than in the United States due to the higher number of employees in assembly operations whose products are impacted.

In addition, all facilities have new targets to accelerate quality levels and productivity , so that the company can operate more efficiently and at a much improved cost structure over the mid to long term.

"Especially as we implement these actions, we are fully committed to ensuring what has always been a key strength at Chrysler - - an exciting and innovative range of products," said Zetsche. "These initiatives reinforce that commitment by minimizing our workforce reductions within the product development organization."

RETIREMENT PROGRAMS: 28,620 EMPLOYEES ELIGIBLE

"Given that Chrysler Group has a large number of retirement-eligible employees, we believe that a large part of our goal can be reached through voluntary special retirement programs by the end of the first quarter this year," said Zetsche.

Some 23,700 hourly (U.S.: 21,000; Canada: 2,700) and 4,920 salaried (U.S.: 4,600; Canada: 320) employees in the U.S. and Canada are eligible



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for regular retirement or for one of the special programs. The number of layoffs necessary to meet the workforce reduction goals in the near term will depend on participation rates in these programs. As the company manages its way through this reduction, it will provide retirement planning services to counsel eligible employees through their transition.

"Our management team has maintained an open and continuous dialogue with the leadership of the United Auto Workers (UAW) and the Canadian Auto Workers (CAW), as well as with other employee representatives," said Zetsche. "In that process of discussion, solutions were found that are in line with the framework of our current labor contracts."

These actions are a crucial part of the company's latest initiative in its turnaround plan, following a material cost reduction program that was put in place at the start of this year.

MANUFACTURING ACTIONS

The Chrysler Group manufacturing actions include the following:

2001

UNITED STATES

Belvidere (Illinois) will eliminate one shift of operation

Jefferson North (Detroit, Michigan) will eliminate one shift of operation

Toledo II (Ohio) Assembly Plant will eliminate one shift of operation



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Newark (Delaware) Assembly Plant will reduce line speed

CANADA

Bramalea (Brampton, Ontario) will eliminate one shift of operation

Pillette Road (Windsor, Ontario) will eliminate one shift of operation

Windsor (Ontario) Assembly Plant will reduce line speed

MEXICO

Toluca Transmission Plant will close

SOUTH AMERICA

Cordoba (Argentina) Assembly Plant will close

Campo Largo (Parana, Brazil) Assembly Plant will discontinue production and be idled; an evaluation will be made on any future production possibility at that facility

2002

UNITED STATES

Engine production will be shifted from the Mound Road (Detroit, Michigan) Engine Plant to Mack I and Mack II (Detroit, Michigan)


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MEXICO

Lago Alberto Assembly Plant will shift production to the Saltillo Assembly Plant Toluca Engine Plant will close



INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM



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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          DaimlerChrysler AG





                          By:  /s/  ppa. Hans-Georg Bruns
                               ------------------------------
                               Name:  Dr. Hans-Georg Bruns
                               Title: Vice President
                                      Chief Accounting Officer




                          By:  /s/  i. V. Robert Koethner
                               ---------------------------------
                               Name:  Robert Koethner
                               Title: Director




Date: January 29, 2001